EXHIBIT 9.01

UNANIMOUS CONSENT OF
THE BOARD OF DIRECTORS
OF
ASAP EXPO, INC.

The undersigned, being all of the members of the Board of Directors of ASAP Expo, Inc. (the “Corporation”), hereby consent to the following resolution:

RESOLVED, that there is hereby declared a 29-for-one dividend of the outstanding shares of the Corporation’s common stock, such that every share of common stock outstanding as of the close of business on June 12, 2009 will be given into 29 shares of common stock by distributing to the record holder of each outstanding share a certificate for additional 29 additional shares; provided, however, that any fractional shares that result from the split will be rounded up to the next full share.

Dated:  June 2, 2009